UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 30, 2024, the Board of Directors of YY Group Holding Limited (the “Company”) decided to terminate the appointments of Marco Baccanello and Fern Ellen Thomas as the Company’s independent directors with effect from May 31, 2024.

The Company has entered into offer letters with three new independent director nominees, who are expected to assume their duties on June 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: May 30, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	CEO

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